[Logo of ReedSmith Appears Here]

                                                                Reed Smith LLP
W. THOMAS CONNER                                           1301 K Street, N.W.
Direct Phone: +1 202 414 9208                          Suite 1100 - East Tower
Email: tconner@reedsmith.com                       Washington, D.C. 20005-3373
                                                               +1 202 414 9200
                                                           Fax +1 202 414 9299
                                                                 reedsmith.com

March 25, 2013

Sonny Oh
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: METLIFE POST-EFFECTIVE AMENDMENTS FILED JANUARY 14 AND 15, 2013

Dear Mr. Oh:

   On January 14 and 15, 2013, Metlife Investors USA Insurance Company ("MLI USA") and First Metlife Investors Insurance Company ("FMLI," and together with MLI USA, the "Companies") and their corresponding separate accounts filed post-effective amendments (the "Amendments") relating to certain registration statements for variable annuity contracts (the "Contracts") as noted in Appendix A. On behalf of MLI USA and FMLI and their respective separate accounts, MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us orally on February 27, 2013 in connection with the Amendments.

   For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response. We understand that the comments provided by the Staff relate primarily to the Amendments corresponding to the "national" version of the Contract that will be issued through MetLife Investors USA Separate Account A (referred to herein as the "National Version" of the Contract), but may also apply in certain cases to the Amendments corresponding to the New York version of the Contract that will be issued through First MetLife Investors Variable Annuity Account One (referred to herein as the "New York Version" of the Contract). For ease of reference, our summary of each of the comments denotes whether the comment applies to the National Version, the New York Version, or both, as the case may be.

   Page references are to the marked versions of the prospectuses provided to the Staff. To the extent that the Companies' responses herein refer to proposed revisions to disclosure in the Amendments, changed pages reflecting such revisions are being filed herewith; final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in amendments filed pursuant to paragraph (b) of Rule 485.

NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS . LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH MUNICH . ABU
 DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON . SILICON VALLEY . DUBAI .
                       CENTURY CITY . RICHMOND . GREECE

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1. GENERAL COMMENT -- NATIONAL AND NEW YORK VERSIONS

   Please confirm that each prospectus will bear a date on or about the date of effectiveness of the filing.

   RESPONSE: Each prospectus will bear a date on or about the date of effectiveness of the filing.

2. FEE TABLES/EXAMPLES -- NATIONAL AND NEW YORK VERSIONS

   In footnote 5, please revise the following disclosure to change the phrase "may increase with additional Purchase Payments" to read "may be adjusted for subsequent Purchase Payments and withdrawals," similar to the disclosure in footnote 3 of the Fee Tables/Examples:

         The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may increase with additional Purchase Payments. See "Living Benefits -- Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount. The GWB rider charge may increase upon an Automatic Annual Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses").

   RESPONSE: Footnote 5 will be revised as requested.

3. PURCHASE -- NATIONAL AND NEW YORK VERSIONS (EXCEPT WHERE NOTED)

   (a) Under the main heading "Purchase," sub-heading "Purchase Payments," please either clarify the applicability of the final paragraph in light of the last bullet point or, if it is not necessary, delete it.

   RESPONSE: Certain disclosures in this section of the prospectus following the sub-heading "Purchase Payments" referred to in the Staff's comment have been revised to clarify the applicability of the disclosure in the final paragraph.

   (b) The term "GWB" is defined, but is not used consistently as a defined term in the prospectus (see for instance, page 23 where reference is made to the GWB vl rider). Please revise the prospectus to make consistent use of this defined term.

   RESPONSE: Registrants have used the different terminology purposefully: the term "GWB" is used to describe the features offered by the guaranteed withdrawal benefit generally, whereas the term "GWB vl" is used to refer specifically to features or limitations that are applicable to that specific version of the rider. Nevertheless, upon further review of the relevant disclosure, Registrants have determined that certain additional changes on pages 23 and 24 are appropriate in order to more fully implement this general principle.

   (c) NEW YORK VERSION -- In the National Version of the prospectus, there is a paragraph describing the import of rider termination on investment allocation restrictions that is

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       captioned "Restrictions on Investment Allocations after Rider
                  --------------------------------------------------
       Terminates." The staff believes that the New York Version would
       ----------
       benefit from the addition of a similar caption.

   RESPONSE: As noted in the Registrants' responses to a similar Staff comment in the past, the Fixed Account investment option and the optional EDB Max death benefit are not available in New York. For the New York version, there are no surviving investment allocation restrictions after the GMIB Max rider terminates. Because of this fact and the reduced level of disclosure in this paragraph, Registrants do not believe that the referenced caption, or any other caption, is necessary.

   (d) NATIONAL VERSION -- On page 24, left hand column under the heading "Potential Restrictions on Subsequent Purchase Payments -- Oregon Only," please specify under what circumstances this may happen. For example, in the prior paragraph "Potential Restrictions on Subsequent Purchase Payments," the disclosure provides:

              In the future, we may choose not to permit Owners of existing contracts with GMIB Max V, GMIB Max IV, GMIB Max III, or GMIB Max II rider to make subsequent Purchase Payments if: (a) that GMIB Max rider is no longer available to new customers, or (b) we make certain changes to the terms of that GMIB Max rider offered to new customers (for example, if we change the rider charge; see your contract schedule for a list of the other changes). Similarly, in the future, we may choose not to permit Owners of existing contracts with an EDB Max V, EDB Max IV, EDB Max III, or EDB Max II rider to make subsequent Purchase Payments if:
              (a) that EDB Max rider is no longer available to new customers, or (b) we make certain changes to the terms of that EDB Max rider offered to new customers (see your contract schedule for a list of the changes).

         If these circumstances, or similar circumstances, are applicable to Oregon, please add disclosure describing such circumstances to the section on "Potential Restrictions on Subsequent Purchase Payments -- Oregon Only."

   RESPONSE: Neither these circumstances, nor similar circumstances, are applicable to restrictions on subsequent purchase payments in Oregon. Therefore, Registrants believe that the disclosure is correct and that revisions are not necessary or appropriate.

   (e) NATIONAL VERSION -- On page 24, right hand column under the heading "California Free Look Requirements for Purchasers Age 60 and Over," there is a cross reference to the broader "Free Look" section on page
         27. Please provide, in that broader "Free Look" section on page 27, a similar brief cross reference back to the "California Free Look Requirements for Purchasers Age 60 and Over" section on page 24.

   RESPONSE: The disclosure will be revised to provide the requested cross-reference.

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   (f)   NATIONAL VERSION AND NEW YORK VERSION -- With respect to the second paragraph of the disclosure under each of the following sub-headings, "Current Restrictions on Subsequent Purchase Payments" (page 19 of New York Version) and "Current Restrictions on Subsequent Purchase Payments -- Oregon Only" (page 24 of National Version), please clarify whether that paragraph applies only to the GMIB Max riders or also applies to the EDB Max riders.

   RESPONSE: Registrants note that the New York Version has never offered, and does not now offer, the EDB Max riders. As such, the referenced disclosure in the New York Version applies only to the GMIB Max riders. With respect to the National Version, the Registrants note that the EDB Max rider was not offered in Oregon at the time that the restriction was put in place. As such, the referenced disclosure in the National Version applies only to the GMIB Max riders.

4. ANNUITY PAYMENTS (THE INCOME PHASE) -- NATIONAL VERSION AND NEW YORK VERSION -- Under the sub-heading "Maturity Date" (page 43 of the National Version, and page 36 of the NY Version), the disclosure appears to be new. Please clarify whether this applies to prospective and/or current owners and if current, kindly explain the basis for retroactive application.

   RESPONSE: The disclosures were added to provide additional procedural detail relating to the Annuity Date and extension of the Annuity Date, in accordance with applicable provisions of the contract. Accordingly, there are no new limitations placed on current Contract owners. Upon further consideration, Registrants have determined to make the added disclosure more focused.

5. NATIONAL VERSION AND NEW YORK VERSIONS

   (a) Under the heading "Optional Step-Up," in the paragraph that begins "Each Optional Step-Up:" (page 53 of National Version and page 46 of New York Version), the National Version lists 3 results and the New York Version lists 4 results of the step-up. Please confirm that the disclosure is accurate or conform the disclosure.

   RESPONSE: Registrants have reviewed the Staff's comments and the relevant disclosure and confirm that the disclosure is accurate as drafted.

   (b) With respect to the decision to remove examples, please note that the National Version and the New York Version have each retained Appendices C and D to provide examples. The staff strongly recommends that the registrants provide at least some rudimentary examples as to the operation of these riders (GMIB in particular), which are more complex than the riders to which Appendices C and D relate. The staff encourages the registrant to at least provide a simple example in the prospectus narrative (not necessarily adding back in the Appendices).

   RESPONSE: We appreciate the Staff's comments in this regard, have carefully considered the relevant disclosure, and agree that it may be useful to investors to include examples illustrating the conceptual operation of certain basic rider features. Registrants anticipate including such

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   examples in appendices to the prospectus. Registrants' legal staff is conferring internally with representatives of the actuarial, product design, marketing, sales and other units within the Companies to determine which features of which riders, and in what level of detail, the examples should reflect.

6. GUARANTEED WITHDRAWAL BENEFIT -- NATIONAL VERSION AND NEW YORK VERSION.

   (a) Under the sub-heading, "Summary of the Guaranteed Withdrawal Benefit Rider" (page 60 of the National Version and page 53 of the New York Version), please highlight the last sentence of the second paragraph of the disclosure.

   RESPONSE: Registrants will highlight the last sentence in response to the staff's comment.

   (b) Under the sub-headings, "Total Guaranteed Withdrawal Amount" and "Remaining Guaranteed Withdrawal Amount," please expand the disclosure in bold (page 61 of the National Version and page 54 of the New York Version) to more fully explain the impact (see, e.g., the disclosure for GMIB on page 52 of the National Version).

   RESPONSE: We have reviewed the staff's comments and the relevant disclosure and will incorporate disclosure similar to what is found in the referenced sections of the National Version.

   (c) Under the sub-heading "Annual Benefit Payment" (page 61 of the National Version and page 54 of the New York Version), within the bullets under the sub-heading "It is important to note," the staff believes that it would be helpful to explain why the longer a contract owner waits to take the first withdrawal, the higher the withdrawal rate. Additionally, please also clarify the last sentence by explaining that delaying the first payment results in a benefit that you are not receiving.

   RESPONSE: We have reviewed the staff's comments and the relevant disclosure and will revise the disclosure in a fashion that Registrants believe is responsive to the comments.

   (d) Under the sub-heading "Required Minimum Distributions," in the first sentence of the second paragraph (page 62 of the National Version and page 55 of the New York Version), please confirm the accuracy of the use of "and/or." For example, please see the disclosure on page 66 of the National Version and consider whether the disclosure should be conjunctive as it is on page 66 of the National Version under the sub-heading "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GWB." Additionally, toward end of that sentence, please clarify the statement that presently reads "by the amount of the withdrawal" to make clear that it is "the difference between the Annual Benefit Payment and the Required Minimum Distribution."

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   RESPONSE: We have revised the relevant disclosure to clarify the references to the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program and to clarify the "by the amount of the withdrawal" language.

   (e) Under the sub-heading "Withdrawal Enhancement Feature" (page 63 of the National Version and page 56 of the New York Version), please be more specific regarding the 90 day prerequisite (i.e., consecutive or total within a set period of time).

   RESPONSE: We have revised the disclosure to clarify that the 90 day requirement is consecutive.

   (f) Under the same sub-heading "Withdrawal Enhancement Feature," in the 4th to last paragraph (page 63 of the National Version and page 56 of the New York Version), within the section that begins "If you meet the requirements . . . ", please explain to the staff under what circumstances the recalculated benefit would equal item (b).

   RESPONSE: The recalculated benefit would equal item (b) if the Contract owner's Required Minimum Distribution Amount (item (b)) were larger than the GWB Withdrawal Rate (5%, 6%, or 7%) multiplied by the Withdrawal Enhancement Rate (150%), multiplied by the Total Guaranteed Withdrawal Amount (item
   (a)). Accordingly, the disclosure is accurate as drafted. Registrants note in this regard that since the disclosure applies only to a relatively modest group of Contract holders, Registrants believe that the benefits of any expansion of the disclosure are outweighed by the possibility of confusion.

   (g) Throughout the Section regarding the "Guaranteed Withdrawal Benefit," which begins on page 60 of the National Version and page 53 of the New York Version, please confirm whether references to 120 days from the date of the contract issuance are coincidentally equal to Purchase Payment Period, or are one and the same; if one and the same, please make that clear.

   RESPONSE: Registrants have reviewed the Staff's question and the relevant disclosure and can confirm that it is happenstance that the references to 120 days from the date of contract issuance are coincident with the Purchase Payment Period under the GWB vl version of the rider.

   (h) Please revise the second sentence in the paragraph immediately preceding "Investment Allocation Restrictions" in the left hand column of page 64 (of the National Version) and the last paragraph of the left hand column of page 57 (of the New York Version) to clarify why making Purchase Payments after 120 days may impact whether or not a benefit is due.

   RESPONSE: Registrants reviewed the relevant disclosure and will include clarifying disclosure in response to the Staff's comment, explaining that because such Purchase Payments increase the Account Value, it may be less likely that at the time a calculation is made to determine whether there will be a Guaranteed Principal Adjustment, the Account Value will be less than the amount of Purchase Payments credited during the first 120 days.

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   (i)   The section of the prospectus describing the Guaranteed Withdrawal
         Benefit includes a section captioned "Taxes" (on page 64 of the National Version and on page 57 of the New York Version). If appropriate, please provide corresponding disclosure in the section of the prospectus describing the GMIB.

   RESPONSE: Upon further review, it was unclear to which section the comment was directed; the "Taxes" section or the "Tax Treatment" section. If the comment was directed to the "Taxes" section, Registrants will add corresponding disclosure in the section of the prospectus describing the GMIB. If the comment was directed to the "Tax Treatment" section, Registrant notes that the disclosure found in the "Tax Treatment" section is not applicable to the GMIB.

7. (a) Death Benefit -- National Version only (beginning on page 69). Under the sub-heading "Withdrawal Adjustments" on page 74, the Staff notes that there is disclosure set forth in sub-section (a)(2) thereof, which reads "Withdrawal adjustments in a Contract Year are determined according to . . . (a) proportional reduction: . . . (2) if the withdrawals occur on or after the contract anniversary immediately prior to your 91st birthday . . ." This appears to represent new disclosure. Please clarify whether this applies to prospective and/or current owners and if current, kindly explain the basis for retroactive application.

   RESPONSE: The disclosure in item (a), which is applicable to both new and current owners (i.e. when a proportional reduction occurs), is the mirror image of disclosure contained in item (b) (i.e. when a dollar-for-dollar reduction occurs). The disclosure in item (b) (i.e. that in order to receive dollar-for-dollar treatment for a withdrawal, the contract owner must take a withdrawal before the contract anniversary immediately prior to his or her 91st birthday) has always been in the National Version, and the referenced disclosure was added to item (a) in order to make even more clear that the operation is the same for both proportional and dollar-for-dollar reductions.

   (b) Death Benefit -- National Version only. Under the sub-heading "The EDB Rider and Annuitization" (page 76), this appears to represent new disclosure. Please clarify whether this applies to prospective and/or current owners and if current, kindly explain the basis for retroactive application.

   RESPONSE: A new feature has been added relating to extension of the Annuity Date that, while applicable to current as well as future Contract owners, will be beneficial in all situations.

8. NY Version only -- Under the sub-heading "Additional Compensation for selected Selling Firms" (beginning on page 73), please update the year on page 74 (see Page 90 of National Version for equivalent disclosure with an updated year reference).

   RESPONSE: Registrants will change the date and update the relevant disclosure to reflect current information.

9. National Version and New York Version -- In Appendix A, in both Charts 1 and 2, the Staff believes that Registrants should reflect the AUV with the highest fees and expenses first.

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     RESPONSE: As noted in response to a similar Staff comment in the past, the
     Registrants respectfully decline to make this revision for the following reasons. First, while Item 4.A of Form N-4 and the instructions thereto require AUVs to be presented for all classes of accumulation units, there is no required order in which they must be presented. Registrants do not believe that the format of the AUV table generally lends itself to assessing performance and, accordingly, the current presentation is not confusing or misleading. Second, the printing, formatting, and auditor review costs involved in changing the presentation in this manner would greatly outweigh whatever negligible benefit may be associated with such revision.

10. National Version and New York Version -- Please include a Statement of Additional Information with condensed financial information and preamble to the SAI that all other possible combinations of Separate Account product charges and death benefit rider charges are listed in Appendix A to the Prospectus.

     RESPONSE: Registrants will include a Statement of Additional Information and condensed financial information as part of the filing to be made pursuant to Rule 485(b). Registrants respectfully note that rider charges do not impact the AUV; finally, Registrants note that the SAI already includes a statement that the SAI charts are in addition to the charts contained in the prospectus.

11. Opinions of Counsel -- Please explain the basis for not providing an updated opinion given that there are new versions of riders offered under the contract.

     RESPONSE: The referenced opinions of counsel are required under applicable Commission form requirements to confirm that the securities being registered on the registration statement will be legally issued and will represent binding obligations of the Companies. We believe that under the present circumstances, where the functional operation of the riders has not been changed, the legal analysis set forth in the opinions currently being relied upon is not impacted. As the Staff is aware, the opinions required in the context of variable annuity registration is largely within the ambit of the Companies' insurance attorneys, and we believe it is appropriate under the present circumstances to rely on their determination as to whether their current opinion can continue to be relied upon. This has been the practice to date, as the Companies have not viewed it necessary in similar circumstances to include a new opinion. Moreover, while we have not conducted in depth research in this regard, we are not aware that is general industry practice to do so.

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12.  Kindly include TANDY representations.
                    -----

     RESPONSE: Registrants will include TANDY representations.
                                        -----

     Please call the undersigned at 202.414.9208 or Tim Johnson at 412.288.1484 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner

Attachments

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           POST-EFFECTIVE AMENDMENTS COVERED BY THE STAFF'S COMMENTS
           ---------------------------------------------------------

MetLife Investors USA Insurance Company and MetLife Investors USA Separate
--------------------------------------------------------------------------
Account A
---------

PEA No. 9 (File No. 333-176374) for Series VA (offered on and after October 7,
2011)
PEA No. 8 (File No. 333-176698) for Series S (offered on and after October 7,
2011) and Series S -- L Share Option (offered on and after October 7, 2011) PEA No. 8 (File No. 333-176676) for Series VA -- 4 (offered on and after October 7, 2011)
PEA No. 4 (File No. 333-178514) for Series O

First MetLife Investors Insurance Company and First MetLife Investors Variable
------------------------------------------------------------------------------
Annuity Account One
-------------------

PEA No. 8 (File No. 333-176680) for Class VA -- 4 (offered on and after October 7, 2011)
PEA No. 7 (File No. 333-176691) for Class VA (offered on and after October 7,
2011)
PEA No. 7 (File No. 333-176679) for Class S (offered on and after October 7,
2011) and Class S -- L Share Option (offered on and after October 7, 2011) PEA No. 4 (File No. 333-178515) for Class O

                                                   THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                         METLIFE INVESTORS USA INSURANCE COMPANY



                                                                             AND



                                        METLIFE INVESTORS USA SEPARATE ACCOUNT A



                                                                       SERIES VA

                                          (OFFERED ON AND AFTER OCTOBER 7, 2011)






                                                                  APRIL 29, 2013




This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors USA Insurance Company (MetLife Investors USA or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.



The annuity contract has 64 investment choices - a Fixed Account that offers an interest rate guaranteed by us, and 63 Investment Portfolios listed below.





THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


MET INVESTORS SERIES TRUST - GMIB MAX, EDB MAX, AND GWB PORTFOLIOS* (CLASS B):

     AllianceBernstein Global Dynamic Allocation Portfolio
     AQR Global Risk Balanced Portfolio
     BlackRock Global Tactical Strategies Portfolio
     Invesco Balanced-Risk Allocation Portfolio
     JPMorgan Global Active Allocation Portfolio
     MetLife Balanced Plus Portfolio
     MetLife Multi-Index Targeted Risk Portfolio
     Pyramis (Reg. TM) Government Income Portfolio
     Schroders Global Multi-Asset Portfolio

* If you elect the GWB rider, a GMIB Max rider, or a GMIB Max and an EDB Max rider, you must allocate your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase - Investment Allocation Restrictions for Certain Riders.") These Investment Portfolios are also available for investment if you do not elect the GWB rider, a GMIB Max rider or an EDB Max rider.

GUARANTEED WITHDRAWAL BENEFIT (GWB) RIDER CHARGES(Note 4)
(as a percentage of the Total Guaranteed Withdrawal Amount (Note 5))

  GWB v1 - maximum charge               1.80%
  GWB v1 - current charge               0.90%

--------------------------------------------------------------------------------

Note 4. The GWB v1 rider is currently available for purchase in all states except __________.




Note 5. The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may be adjusted for subsequent Purchase Payments and withdrawals. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount. The GWB rider charge may increase upon an Automatic Annual Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

identified by the Investment Portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."




2. PURCHASE

The contract may not be available for purchase through your broker dealer ("selling firm") during certain periods. There are a number of reasons why the contract periodically may not be available, including that the insurance company wants to limit the volume of sales of the contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, you may be required to submit your purchase application in Good Order prior to or on a stipulated date in order to purchase a contract, and a delay in such process could result in your not being able to purchase a contract. In addition, certain optional riders described in this prospectus may not be available through your selling firm, which you may also wish to discuss with your registered representative. Your selling firm may offer the contract with a lower maximum issue age for the contract and certain riders than other selling firms.



We reserve the right to reject any application.



PURCHASE PAYMENTS



A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. You may also be permitted to make subsequent Purchase Payments. Initial and subsequent Purchase payments are subject to certain requirements. These requirements are explained below. We may restrict your ability to make subsequent Purchase Payments. The manner in which subsequent Purchase Payments may be restricted is discussed below.


GENERAL REQUIREMENTS FOR PURCHASE PAYMENTS. The following requirements apply to initial and subsequent Purchase Payments:



o The minimum initial Purchase Payment we will accept is $5,000 when the contract is purchased as a Non-Qualified Contract.


o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity) or other qualified plan, the minimum initial Purchase Payment we will accept is $2,000.



o If you want to make an initial Purchase Payment of $1 million or more, or a subsequent Purchase Payment that would cause your total Purchase Payments to exceed $1 million, you will need our prior approval.


o The minimum subsequent Purchase Payment is $500 unless you have elected an electronic funds transfer program approved by us, in which case the minimum subsequent Purchase Payment is $100 per month.



o  We will accept a different amount if required by federal tax law.


o We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")


o We will not accept Purchase Payments made with cash, money orders, or travelers checks.



RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. We may restrict your ability to make subsequent Purchase Payments. We will notify you in advance if we impose restrictions on subsequent Purchase Payments. You and your financial representative should carefully consider whether our ability to restrict subsequent Purchase Payments is consistent with your investment objectives.


o We reserve the right to reject any Purchase Payment and to limit future Purchase Payments. This means that we may restrict your ability to make subsequent Purchase Payments for any reason, subject to applicable requirements in your state. We may make certain exceptions to restrictions on subsequent Purchase Payments in accordance with our established administrative procedures.


o Certain riders have current and potential restrictions on subsequent Purchase Payments that are described in more detail below. For more information, see these subsections below: "Investment Allocation Restrictions for Certain Riders - Investment Allocation Restrictions for the GMIB Max, EDB Max, and GWB v1 Riders" and "Investment Allocation Restrictions for Certain Riders - Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II."



We reserve the right to reject any application or Purchase Payment and to limit future Purchase Payments.


TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the Account Value in one sum if, prior to the Annuity Date, you do not make Purchase Payments for two consecutive Contract Years, the total amount of Purchase Payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the Account Value on or after the end of such two year period is less than $2,000. (A CONTRACT YEAR is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. We will not terminate any contract that includes a Guaranteed Minimum Income Benefit or Guaranteed Withdrawal Benefit rider or a guaranteed death benefit if at the time the termination would otherwise occur the Income Base of the Guaranteed Minimum Income Benefit rider, the Remaining Guaranteed Withdrawal Amount of the Guaranteed Withdrawal Benefit rider, or the guaranteed amount under any death benefit, is greater than the Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your Purchase Payment to the Fixed Account and/or any of the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.


We have reserved the right to restrict payments to the Fixed Account if any of the following conditions exist:


o the credited interest rate on the Fixed Account is equal to the guaranteed minimum rate; or


o your Account Value in the Fixed Account equals or exceeds our published maximum for Fixed Account allocation (currently, there is no limit); or


o  a transfer was made out of the Fixed Account within the previous 180 days.


Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information - Requests and Elections.")


We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.


In the future, we may change the investment options that are available to you if you select certain optional riders. If you elect an optional rider and we later remove an investment option from the group of investment options available under that rider, you will not be required to reallocate Purchase Payments or Account Value that you had previously allocated to that investment option. However, you may not be able to allocate new Purchase Payments or transfer Account Value to that investment option.


If you choose the GMIB Max V, GMIB Max IV, GMIB Max III, GMIB Max II, EDB Max V, EDB Max IV, EDB Max III, EDB Max II, or GWB v1 riders, we require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation Restrictions for the GMIB Max, EDB Max, and GWB Riders" until the rider terminates.


If you choose the Guaranteed Minimum Income Benefit Plus IV (GMIB Plus IV), Enhanced Death Benefit III (EDB

III), Guaranteed Minimum Income Benefit Plus III (GMIB Plus III), or Enhanced Death Benefit II (EDB II) riders, we require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II" until the rider terminates.


If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment while an EDCA or Dollar Cost Averaging
(DCA) program is in effect, we will not allocate the additional Purchase Payment to the EDCA or DCA program, unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the EDCA or DCA program. (See "Investment Options -

Dollar Cost Averaging Programs.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios (including the Fixed Account), we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.


INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN RIDERS



INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB MAX, EDB MAX, AND GWB V1 RIDERS




If you elect the GMIB Max V, GMIB Max IV, EDB Max V or EDB Max IV riders, or if you elected the GMIB Max III, GMIB Max II, EDB Max III or EDB Max II riders (all eight riders are referred to collectively as the "GMIB Max and EDB Max riders"), or if you elect the GWB v1 rider, you may allocate your Purchase Payments and Account Value among the following Investment Portfolios:


(a) AllianceBernstein Global Dynamic Allocation Portfolio

(b) AQR Global Risk Balanced Portfolio

(c) BlackRock Global Tactical Strategies Portfolio

(d) Invesco Balanced-Risk Allocation Portfolio

(e) JPMorgan Global Active Allocation Portfolio

(f) MetLife Balanced Plus Portfolio

(g) MetLife Multi-Index Targeted Risk Portfolio

(h) Schroders Global Multi-Asset Portfolio


In addition, you may allocate Purchase Payments and Account Value to the Pyramis (Reg. TM) Government Income Portfolio. No other Investment Portfolios are available with the GMIB Max, EDB Max, or GWB v1 riders.


The Investment Portfolios listed above (other than the Pyramis (Reg. TM) Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GMIB Max, EDB Max, and GWB v1 riders. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max, EDB Max, or GWB v1 riders are not selected may offer the potential for higher returns. Before you select a GMIB Max, EDB Max, or GWB v1 rider, you and your financial representative should carefully consider whether the investment options available with the GMIB Max, EDB Max, and GWB v1 riders meet your investment objectives and risk tolerance.


You may also allocate Purchase Payments to the Enhanced Dollar Cost Averaging
(EDCA) program, provided that your destination portfolios are one or more of the Investment Portfolios listed above. If you elect the GMIB Max, EDB Max, or GWB v1 riders, you may not participate in the Dollar Cost Averaging (DCA) program.


RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER RIDER TERMINATES. If you elected a GMIB Max rider and it terminates, or if you elected both a GMIB Max rider and the corresponding EDB Max rider and both riders terminate, or if you elected the GWB v1 rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios, but not to the Fixed Account. However, if you elected both a GMIB Max rider and the corresponding EDB Max rider, and only the GMIB Max rider has terminated, the investment allocation restrictions described above under "Investment Allocation Restrictions for the GMIB Max, EDB Max, and

GWB v1 Riders" will continue to apply. (For information on the termination of the GMIB Max, EDB Max, and GWB v1 riders, see the descriptions of the GMIB and GWB riders in the "Living Benefits" section and the description of the EDB riders in the "Death Benefit" section.)



RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS - GMIB MAX AND EDB MAX. The following subsections describe potential and current restrictions on subsequent Purchase Payments for the GMIB Max and EDB Max riders. As of the date of this prospectus, only contracts issued with the GMIB Max II rider or the GMIB Max II and EDB Max II riders during the time period specified in the "Current Restrictions on Subsequent Purchase Payments" section below are subject to restrictions on subsequent Purchase Payments.


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. (The following does not apply to contracts issued in Oregon. For information on Oregon, see the next paragraph.) In the future, we may choose not to permit Owners of existing contracts with a GMIB Max V, GMIB Max IV, GMIB Max III, or GMIB Max II rider to make subsequent Purchase Payments if: (a) that GMIB Max rider is no longer available to new customers, or (b) we make certain changes to the terms of that GMIB Max rider offered to new customers (for example, if we change the rider charge; see your contract schedule for a list of the other changes). Similarly, in the future, we may choose not to permit Owners of existing contracts with an EDB Max V, EDB Max IV, EDB Max III, or EDB Max II rider to make subsequent Purchase Payments if: (a) that EDB Max rider is no longer available to new customers, or (b) we make certain changes to the terms of that EDB Max rider offered to new customers (see your contract schedule for a list of the changes). We will notify Owners of contracts with a GMIB Max or EDB Max rider in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments, contract Owners will still be permitted to transfer Account Value among the Investment Portfolios listed above.


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS - OREGON ONLY. In Oregon, we may choose not to permit Owners of existing contracts with a GMIB Max or EDB Max rider to make subsequent Purchase Payments. We will not impose restrictions on subsequent Purchase Payments until at least 90 days after the contract has been issued. We will notify Owners of contracts with the affected GMIB Max and/or EDB Max riders in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments, contract Owners will still be permitted to transfer Account Value among the Investment Portfolios listed above.


For contracts issued in all states, if we have imposed restrictions on
----------------------------------
subsequent Purchase Payments on your contract, we will permit you to make a subsequent Purchase Payment when either of the following conditions apply to your contract: (a) your Account Value is below the minimum described in "Purchase - Termination for Low Account Value"; or (b) the rider charge is greater than your Account Value.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. (The following does not apply to contracts issued in Oregon. For information on Oregon, see the next paragraph.) If we received your application and necessary information, in Good Order, at our MetLife Annuity Service Center after the close of the New York Stock Exchange on December 2, 2011, and you elected the GMIB Max II rider or the GMIB Max II and EDB Max II riders, we will not accept subsequent Purchase Payments from you after the close of the New York Stock Exchange on April 27, 2012. However, we will accept a subsequent Purchase Payment received after April 27, 2012 if the Purchase Payment was initiated by paperwork for a direct transfer or an exchange under Section 1035 of the Internal Revenue Code that we accepted, and which was received by our MetLife Annuity Service Center in Good Order, before the close of the New York Stock Exchange on March 30, 2012.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS - OREGON ONLY. For contracts issued in Oregon only, if we received your application and necessary information, in Good Order, at our MetLife Annuity Service Center after the close of the New York Stock Exchange on December 2,2011 and you elected the GMIB
 Max II rider, we will not accept subsequent Purchase Payments from you after the later of: (1) the close of the New York Stock Exchange on April 27, 2012; or
(2) 90 days after the contract was issued. However, we will accept a subsequent Purchase Payment received after the later of (1) or (2) above if the Purchase Payment was initiated by paperwork for a direct transfer or an exchange under
Section 1035 of the Internal Revenue Code that we accepted, and which was received by our MetLife Annuity Service Center in Good Order, before the later of (1) or (2) above.



RESTRICTION ON SUBSEQUENT PURCHASE PAYMENTS - GWB V1. While the GWB v1 rider is in effect, you are limited to making Purchase Payments within the GWB

Purchase Payment Period (see "Living Benefits - GWB Rate Table"). However, we will permit you to make a subsequent Purchase Payment after the GWB Purchase Payment Period when either of the following conditions apply to your contract:
(a) your Account Value is below the minimum described in "Purchase -
Termination for Low Account Value"; or (b) the GWB v1 rider charge is greater than your Account Value. If the GWB v1 rider is cancelled (see "Living Benefits
-  Operation of the Guaranteed Withdrawal Benefit - Cancellation and
Guaranteed Principal Adjustment") or terminated (see "Living Benefits - Operation of the Guaranteed Withdrawal Benefit - Termination of the GWB Rider"), the restriction on subsequent Purchase Payments no longer applies.


CALIFORNIA FREE LOOK REQUIREMENTS FOR PURCHASERS AGE 60 AND OVER. If you elect a GMIB Max, EDB Max, or GWB v1 rider and you are a California purchaser aged 60 or older, you may allocate your Purchase Payments to the BlackRock Money Market Portfolio during the free look period. (See the "Free Look" section below.) After the free look period expires, your Account Value will automatically be transferred to one or more of the Investment Portfolios listed above, according to the allocation instructions you have given us. If you allocate your Purchase Payments to the BlackRock Money Market Portfolio and the contract is cancelled during the free look period, we will give you back your Purchase Payments. If you do not allocate your Purchase Payments to the BlackRock Money Market Portfolio and the contract is cancelled during the free look period, you will only be entitled to a refund of the contract's Account Value, which may be less than the Purchase Payments made to the contract.



INVESTMENT ALLOCATION RESTRICTIONS FOR GMIB PLUS IV, EDB III, GMIB PLUS III, AND EDB II ALLOCATION. If you elect the GMIB Plus IV rider, the Enhanced Death Benefit III rider, the GMIB Plus III rider, or the Enhanced Death Benefit II rider, you must comply with certain investment allocation restrictions. SPECIFICALLY, YOU MUST ALLOCATE ACCORDING TO EITHER (A) OR (B) BELOW:
                                             ------


(A) You must allocate:


o 100% of your Purchase Payments or Account Value among the AllianceBernstein Global Dynamic Allocation Portfolio, American Funds (Reg. TM) Balanced Allocation Portfolio, American Funds (Reg. TM) Moderate Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, MetLife Balanced Plus Portfolio, MetLife Balanced Strategy Portfolio, MetLife Defensive Strategy Portfolio, MetLife Moderate Strategy Portfolio, Schroders Global Multi-Asset Portfolio, SSgA Growth and Income ETF Portfolio, BlackRock Money Market Portfolio, and/or the Fixed Account (you may also allocate Purchase Payments to the EDCA program, provided that your destination portfolios are one or more of the above listed Investment Portfolios; you may not allocate Purchase Payments to the Dollar Cost Averaging program).


OR


(B) You must allocate:


o AT LEAST 30% of Purchase Payments or Account Value to Platform 1 portfolios and/or to the Fixed Account;


o  UP TO 70% of Purchase Payments or Account Value to Platform 2 portfolios;


o  UP TO 15% of Purchase Payments or Account Value to Platform 3 portfolios;
   and


o  UP TO 15% of Purchase Payments or Account Value to Platform 4 portfolios.


(See the "EDCA" section below for information on allocating Purchase Payments to the EDCA account under option (B). You may not allocate Purchase Payments to the Dollar Cost Averaging program under option (B).)


The investment options in each Platform are:


Platform 1
----------


     Fixed Account
     American Funds (Reg. TM) Bond Portfolio
     Barclays Capital Aggregate Bond Index Portfolio
     BlackRock Money Market Portfolio
     Met/Franklin Low Duration Total Return Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pyramis (Reg. TM) Government Income Portfolio
     Western Asset Management U.S. Government Portfolio


Platform 2
----------


     AllianceBernstein Global Dynamic Allocation Portfolio
     American Funds (Reg. TM) Balanced Allocation Portfolio
     American Funds (Reg. TM) Growth Allocation Portfolio
     American Funds (Reg. TM) Growth Portfolio
     American Funds (Reg. TM) International Portfolio new allocation instructions for Purchase Payments and if these instructions conform to the allocation limits described under (B) above, then we will rebalance in accordance with the revised allocation instructions. Any future Purchase Payment, EDCA account transfer and quarterly rebalancing allocations will be automatically updated in accordance with these new instructions.


TRANSFERS. Please note that any transfer request must result in an Account Value that meets the allocation limits described above. Any transfer request will not cause your allocation instructions to change unless you provide us with a separate instruction at the time of transfer.


FREE LOOK



If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. Unless otherwise required by state law, you will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your Purchase Payment depending upon the performance of the Investment Portfolios you allocated your Purchase Payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period. In certain states, we are required to give you back your Purchase Payment if you decide to cancel your contract during the free look period. (For additional information applicable to California purchasers aged 60 and older who elect a GMIB Max, EDB Max, or GWB v1 rider, see "Investment Allocation Restrictions for the GMIB Max, EDB Max, and GWB v1 Riders - California Free Look Requirements for Purchasers Age 60 and Over.")



ACCUMULATION UNITS


The portion of your Account Value allocated to the Separate Account will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of this portion of your Account Value, we use a unit of measure we call an ACCUMULATION UNIT. (An Accumulation Unit works like a share of a mutual fund.)


Every Business Day as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:


1) dividing the net asset value per share of the Investment Portfolio at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Portfolio as of that day, by the net asset value per share of the Investment Portfolio for the previous Business Day, and


2)   multiplying it by one minus the Separate Account product charges
     (including any rider charge for the Annual Step-Up Death Benefit, the Compounded-Plus Death Benefit, and/or the Additional Death Benefit-Earnings Preservation Benefit) for each day since the last Business Day and any charges for taxes.


The value of an Accumulation Unit may go up or down from day to day.


When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.


Purchase Payments and transfer requests are credited to a contract on the basis of the Accumulation Unit value next determined after receipt of a Purchase Payment or transfer request. Purchase Payments or transfer requests received before the close of the New York Stock Exchange will be credited to your
------
contract that day, after the New York Stock Exchange closes. Purchase Payments or transfer requests received after the close of the New York Stock Exchange,
                              -----
or on a day when the New York Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next Business
Day).


EXAMPLE:


   On Monday we receive an additional Purchase Payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Mid Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the Lord Abbett Mid Cap Value Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 Accumulation Units for the Lord Abbett Mid Cap Value Portfolio.

your Joint Owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider. This rider is not available in Massachusetts.


The Nursing Home or Hospital Confinement rider and the Terminal Illness rider are not available for Owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.


PREMIUM AND OTHER TAXES


We reserve the right to deduct from Purchase Payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the Accumulation Phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the Investment Portfolio or Fixed Account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES


We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each Investment Portfolio, which are described in the fee table in this prospectus and the Investment Portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Portfolio.




5.  ANNUITY PAYMENTS

    (THE INCOME PHASE)

ANNUITY DATE



Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your Annuity Date must be the first day of a calendar month and must be at least 30 days after we issue the contract.


When you purchase the contract, the Annuity Date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or 10 years from the date your contract was issued. You can change or extend the Annuity Date at any time before the Annuity Date with 30 days prior notice to us (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures).


PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE SELECTED A LIVING BENEFIT RIDER SUCH AS A

GUARANTEED MINIMUM INCOME BENEFIT OR GUARANTEED WITHDRAWAL BENEFIT, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY DEATH BENEFIT OR GUARANTEED PRINCIPAL ADJUSTMENT THAT MAY BE PROVIDED BY THE RIDER.



ANNUITY PAYMENTS



You (unless another payee is named) will receive the Annuity Payments during the Income Phase. The Annuitant is the natural person(s) whose life we look to in the determination of Annuity Payments.


During the Income Phase, you have the same investment choices you had just before the start of the Income Phase. At the Annuity Date, you can choose whether payments will be:


o  fixed Annuity Payments, or


o  variable Annuity Payments, or


o  a combination of both.


If you don't tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place just before the start of the Income Phase.


If you choose to have any portion of your Annuity Payments based on the Investment Portfolio(s), the dollar amount of your initial payment will vary and will depend upon three things:


1) the value of your contract in the Investment Portfolio(s) just before the start of the Income Phase,


2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and


3)   the Annuity Option elected.


Subsequent variable Annuity Payments will vary with the performance of the Investment Portfolios you selected. (For more information, see "Variable Annuity Payments" below.)


At the time you choose an Annuity Option, you select the AIR, which must be acceptable to us. Currently, you can select an AIR of 3% or 4%. You can change the AIR with 30 days notice to us prior to the Annuity Date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable Annuity Payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable Annuity Payments will decrease.



Your variable Annuity Payment is based on ANNUITY UNITS. An Annuity Unit is an accounting device used to calculate the dollar amount of Annuity Payments. (For more information, see "Variable Annuity Payments" below.)


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable Annuity Payment, but subsequent variable Annuity Payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the Investment Portfolios. On the other hand, a higher AIR will result in a higher initial variable Annuity Payment than a lower AIR, but later variable Annuity Payments will rise more slowly or fall more rapidly.


A transfer during the Income Phase from a variable Annuity Payment option to a fixed Annuity Payment option may result in a reduction in the amount of Annuity Payments.


If you choose to have any portion of your Annuity Payments be a fixed Annuity Payment, the dollar amount of each fixed Annuity Payment will not change, unless you make a transfer from a variable Annuity Payment option to the fixed Annuity Payment that causes the fixed Annuity Payment to increase. Please refer to the "Annuity Provisions" section of the Statement of Additional Information for more information.


Annuity Payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an Annuity Option. In that case, we may provide your Annuity Payment in a single lump sum instead of Annuity Payments. Likewise, if your Annuity Payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $100.


ANNUITY OPTIONS



You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an Annuity Option when you purchase the contract. You can change it at any time before the Annuity Date with 30 days notice to us.


If you do not choose an Annuity Option at the time you purchase the contract, Option 2, which provides a life




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elect to continue the contract and the GMIB rider. If the spouse elects to continue the contract and the Owner had begun to take withdrawals prior to his or her death, and the Owner was older than the spouse, the spouse's eligibility for the Enhanced Payout Rates described above is based on the Owner's age when the withdrawals began. For example, if an Owner had begun to take withdrawals at the applicable Minimum Enhanced Payout Withdrawal Age and subsequently died, if that Owner's spouse continued the contract and the GMIB rider, the spouse would be eligible for the Enhanced Payout Rate as described above, even if the spouse were younger than the Enhanced Rate Withdrawal Age at the time the contract was continued. If the spouse elects to continue the contract and the Owner had not taken any withdrawals prior to his or her death, the spouse's eligibility for the Enhanced Payout Rates is based on the spouse's age when the spouse begins to take withdrawals.


INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GMIB investment allocation restrictions, see the applicable subsection of "Purchase
- Investment Allocation Restrictions for Certain Riders."


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. For a detailed description of the restrictions or potential restrictions on subsequent Purchase Payments that may apply for your version of the GMIB, see the applicable subsection of "Purchase - Investment Allocation Restrictions for Certain Riders."



TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.



OWNERSHIP. If you, the Owner, are a natural person, you must also be the Annuitant. If a non-natural person owns the contract, then the Annuitant will be considered the Owner in determining the Income Base and GMIB Annuity Payments. If Joint Owners are named, the age of the older Joint Owner will be used to determine the Income Base and GMIB Annuity Payments. For the purposes of the Guaranteed Minimum Income Benefit section of the prospectus, "you" always means the Owner, oldest Joint Owner or the Annuitant, if the Owner is a non-natural person.


GMIB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase a GMIB rider.


TERMINATING THE GMIB RIDER. Except as otherwise provided in the GMIB rider, the rider will terminate upon the earliest of:


    a) The 30th day following the contract anniversary prior to your 91st birthday;


    b) The date you make a complete withdrawal of your Account Value (if there is an Income Base remaining you will receive payments based on the remaining Income Base) (a pro rata portion of the rider charge will be assessed);


    c) The date you elect to receive Annuity Payments under the contract and you do not elect to receive payments under the GMIB (a pro rata portion of the rider charge will be assessed);


    d) Death of the Owner or Joint Owner (unless the spouse (age 89 or younger) is the Beneficiary and elects to continue the contract), or death of the Annuitant if a non-natural person owns the contract;


    e) A change for any reason of the Owner or Joint Owner or the Annuitant, if a non-natural person owns the contract, subject to our administrative procedures (a pro rata portion of the rider charge will be assessed);


    f)   The effective date of the Guaranteed Principal Option; or


    g) The date you assign your contract (a pro rata portion of the rider charge will be assessed).


Under our current administrative procedures, we will waive the termination of the GMIB rider if you assign a portion of the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or Purchase Payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.



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GUARANTEED WITHDRAWAL BENEFIT


If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to assure that your entire Purchase Payment will be guaranteed to be returned to you, we offer an optional rider for an additional charge, called the Guaranteed Withdrawal Benefit (GWB). The purpose of the GWB rider is to provide protection against market risk (the risk that the Account Value allocated to the Investment Portfolio(s) may decline in value or underperform your expectations).


The GWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that at least the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the rider. You may begin taking withdrawals under the GWB rider immediately or at a later time. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the Purchase Payments you made during the time period specified in your rider has been returned to you.


In states where approved, you may purchase the GWB rider if you are age 80 or younger on the effective date of your contract. You may not have this benefit and another living benefit (GMIB) or an Enhanced Death Benefit rider in effect at the same time. Once elected, the GWB rider may not be terminated except as stated below.


SUMMARY OF THE GUARANTEED WITHDRAWAL BENEFIT RIDER


THE FOLLOWING SECTION PROVIDES A SUMMARY OF HOW THE GUARANTEED WITHDRAWAL BENEFIT (GWB) RIDER WORKS. A MORE DETAILED EXPLANATION OF THE OPERATION OF THE GWB IS PROVIDED IN THE SECTION BELOW CALLED "OPERATION OF THE GUARANTEED WITHDRAWAL BENEFIT."



The GWB guarantees that the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals over time. THE GWB DOES NOT GUARANTEE WITHDRAWALS FOR YOUR LIFETIME.



Under the GWB, we calculate a "Total Guaranteed Withdrawal Amount" (TGWA) that determines, in part, the maximum amount you may receive as withdrawals each year ("Annual Benefit Payment") without reducing your guarantee. The TGWA is multiplied by the applicable withdrawal rate to determine your Annual Benefit Payment. The rider guarantee may be reduced if your annual withdrawals are greater than the Annual Benefit Payment.


IT IS IMPORTANT TO RECOGNIZE THAT THE TGWA IS NOT AVAILABLE TO BE TAKEN AS A LUMP SUM AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. However, if you cancel the Guaranteed Withdrawal Benefit rider after a waiting period of at least 15 years, the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the date that we issue the contract, reduced proportionately for any withdrawals. (See "Operation of the Guaranteed Withdrawal Benefit - Cancellation and Guaranteed Principal Adjustment" below.)


While the GWB rider is in effect, you may only make subsequent Purchase Payments during the GWB Purchase Payment Period. (See "Restrictions on Subsequent Purchase Payments" below.)


DIFFERENT VERSIONS OF THE GWB. From time to time, we may introduce new versions of the GWB. Each version of the GWB we have offered with this contract, and the versions we may currently be offering (if any), will be listed in the "GWB Rate Table" immediately following the "Operation of the Guaranteed Withdrawal Benefit" section below. The principal differences between the different versions of the GWB described in this prospectus are the items listed in the GWB Rate Table.


OPERATION OF THE GUARANTEED WITHDRAWAL BENEFIT


The following section describes how the Guaranteed Withdrawal Benefit (GWB) operates. When reading the following descriptions of the operation of the GWB (for example, the "Total Guaranteed Withdrawal Amount," "Annual Benefit Payment," and "Withdrawal Enhancement Feature" sections), refer to the GWB Rate Table below for the specific rates and other terms applicable to your version of the GWB.


TOTAL GUARANTEED WITHDRAWAL AMOUNT. While the Guaranteed Withdrawal Benefit rider is in effect, we guarantee that you will receive a minimum amount over time. We refer to this minimum amount as the TOTAL GUARANTEED WITHDRAWAL AMOUNT. The initial Total Guaranteed Withdrawal Amount is equal to your initial Purchase Payment. We increase the Total Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by



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each additional Purchase Payment received during the GWB Purchase Payment
Period (see "Restriction on Subsequent Purchase Payments" below). If you take a withdrawal that does not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below), then we will not reduce the Total Guaranteed Withdrawal Amount. We refer to this type of withdrawal as a Non-Excess Withdrawal. If, however, you take a withdrawal that results in cumulative withdrawals for the current Contract Year that exceed the Annual Benefit Payment, then we will reduce the Total Guaranteed Withdrawal Amount in the same proportion that the entire withdrawal (including any applicable withdrawal charges) reduced the Account Value. We refer to this type of withdrawal as an Excess Withdrawal. DEPENDING ON THE RELATIVE AMOUNTS OF THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT), AND COULD HAVE THE EFFECT OF REDUCING THE AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB RIDER (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals.



REMAINING GUARANTEED WITHDRAWAL AMOUNT. The REMAINING GUARANTEED WITHDRAWAL AMOUNT is the remaining amount you are guaranteed to receive over time. The initial Remaining Guaranteed Withdrawal Amount is equal to the initial Total Guaranteed Withdrawal Amount. We increase the Remaining Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by additional Purchase Payments received during the GWB Purchase Payment Period (see "Restrictions on Subsequent Purchase Payments" below), and we decrease the Remaining Guaranteed Withdrawal Amount by withdrawals. If you take a Non-Excess Withdrawal, we will decrease the Remaining Guaranteed Withdrawal Amount, dollar-for-dollar, by the amount of the Non-Excess Withdrawal (including any applicable withdrawal charges). If, however, you take an Excess Withdrawal, then we will reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the withdrawal (including any applicable withdrawal charges) reduces the Account Value.

DEPENDING ON THE RELATIVE AMOUNTS OF THE REMAINING GUARANTEED WITHDRAWAL AMOUNT AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT), AND COULD HAVE THE EFFECT OF REDUCING THE REMAINING AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB RIDER (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals. The Remaining Guaranteed Withdrawal Amount is also used to calculate an alternate death benefit available under the GWB rider (see "Additional Information" below).



ANNUAL BENEFIT PAYMENT. The initial ANNUAL BENEFIT PAYMENT is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the GWB WITHDRAWAL RATE. If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of the Automatic Annual Step-Up or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate. (See "Withdrawal Enhancement Feature" below for a feature which may allow you to increase your Annual Benefit Payment during a Contract Year if you are confined to a nursing home.)


You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money - Systematic Withdrawal Program"). While the GWB rider is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and you may terminate your participation at any time.


IT IS IMPORTANT TO NOTE:


o We will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your Account Value declines to zero. This means if your Account Value is depleted due to a Non-Excess Withdrawal or the deduction of the rider charge, and your Remaining Guaranteed Withdrawal Amount is greater than zero, we will pay you the remaining Annual Benefit Payment, if any, not yet withdrawn during the Contract Year that the Account Value was depleted, and beginning in the following Contract Year, we will continue paying the



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   Annual Benefit Payment to you each year until your Remaining Guaranteed
   Withdrawal Amount is depleted. This guarantees that you will receive your Purchase Payments even if your Account Value declines to zero due to market performance, so long as you do not take Excess Withdrawals.



o IF YOU HAVE ELECTED THE GWB, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY LIMIT THE VALUE OF THE GWB, BECAUSE THE GWB WITHDRAWAL RATE IS DETERMINED BY WHEN YOU TAKE YOUR FIRST WITHDRAWAL (SEE THE GWB RATE TABLE). AS SHOWN IN THE GWB RATE TABLE, WAITING TO TAKE YOUR FIRST WITHDRAWAL WILL RESULT IN A HIGHER GWB WITHDRAWAL RATE. The GWB Withdrawal Rate is used to determine the amount of your Annual Benefit Payment, as described above. Once your GWB Withdrawal Rate has been determined, it will never increase or decrease.



MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. We do not include withdrawal charges for the purpose of calculating whether you have taken an Excess Withdrawal. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW TOTAL GUARANTEED WITHDRAWAL AMOUNT MULTIPLIED BY THE GWB WITHDRAWAL RATE.


IN ADDITION, AS NOTED ABOVE, IF YOU TAKE AN EXCESS WITHDRAWAL, WE WILL REDUCE THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IN THE SAME PROPORTION THAT THE WITHDRAWAL REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT, ANNUAL BENEFIT PAYMENT, AND REMAINING GUARANTEED WITHDRAWAL AMOUNT MAY BE SIGNIFICANT. You are still eligible to receive the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT.


You can always take Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 4% of your Total Guaranteed Withdrawal Amount, you cannot withdraw 2% of the Total Guaranteed Withdrawal Amount in one year and then withdraw 6% of the Total Guaranteed Withdrawal Amount the next year without making an Excess Withdrawal in the second year.


Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first Contract Year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount. (See
"Expenses-Withdrawal Charge.")


REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. If your contract is an IRA or other contract subject to Section 401(a)(9) of the Internal Revenue Code, and the required distributions are larger than the Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate, we will increase your Annual Benefit Payment to the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater).



If:


(1) you are enrolled in the Automated Required Minimum Distribution Program, or in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program;


(2)  you do not take additional withdrawals outside of these two programs;
     and


(3) your remaining Annual Benefit Payment for the Contract Year is equal to zero;



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we will increase your Annual Benefit Payment by the amount of the withdrawals that remain to be taken in that Contract Year under the program or programs in which you are enrolled. This will prevent the withdrawal from exceeding the Annual Benefit Payment.



See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GWB" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.


AUTOMATIC ANNUAL STEP-UP. On each contract anniversary prior to the Owner's 86th birthday, an Automatic Annual Step-Up will occur, provided that the Account Value exceeds the Total Guaranteed Withdrawal Amount immediately before the step-up (and provided that you have not chosen to decline the step-up as described below).


The Automatic Annual Step-Up:


o resets the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the Account Value on the date of the step-up, up to a maximum of $5,000,000, regardless of whether or not you have taken any withdrawals;


o resets the Annual Benefit Payment equal to the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount after the step-up; and


o  may reset the GWB rider charge to a rate that does not exceed the lower of:
   (a) the GWB Maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up.


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current GWB rider charge, we will notify you in writing a minimum of 30 days in advance of the applicable contract anniversary and inform you that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the step-ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement. Please note that the Automatic Annual Step-Up may be of limited benefit if you intend to make Purchase Payments that would cause your Account Value to approach $5,000,000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $5,000,000.


WITHDRAWAL ENHANCEMENT FEATURE. The Withdrawal Enhancement Feature may allow you to increase your Annual Benefit Payment for a Contract Year if you are confined to a nursing home. Beginning in the fourth Contract Year, you may request that your GWB Withdrawal Rate be multiplied by the Withdrawal Enhancement Rate once each Contract Year, if:



(1)   you are confined to a nursing home for at least 90 consecutive days;



(2) your request is received by the contract anniversary immediately prior to the oldest Owner's 81st birthday;


(3) you have not taken withdrawals in that Contract Year in excess of the Annual Benefit Payment at the time the request is approved;


(4) the request and proof satisfactory to us of confinement are received by us at our Annuity Service Office while you are confined;


(5) your Account Value is greater than zero at the time the request is approved; and


(6) you have been the Owner continuously since the date the contract was issued, or you are a spousal Beneficiary who continues the contract under the spousal continuation option.


In the case of Joint Owners, the Withdrawal Enhancement Feature applies to either Joint Owner. If the Owner is not a natural person, the Withdrawal Enhancement Feature applies to the Annuitant.


If you meet the requirements, your Annual Benefit Payment for that Contract Year is recalculated to the greater of:



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(a)   the GWB Withdrawal Rate multiplied by the Withdrawal Enhancement Rate, and then multiplied by the Total Guaranteed Withdrawal Amount; or;


(b)   your Annual Benefit Payment before the acceptance of your request.


Your remaining Annual Benefit Payment in that year is the new Annual Benefit Payment less any withdrawals already taken in that Contract Year.


At the end of the Contract Year, your GWB Withdrawal Rate will be reset to what it was prior to the acceptance of your request. In subsequent Contract Years, you may request that your GWB Withdrawal Rate be increased by the Withdrawal Enhancement Rate if you meet the conditions above.


The Withdrawal Enhancement Feature is only available if the oldest Owner is age 75 or younger at the contract issue date. The Withdrawal Enhancement Feature is not available in the following states: __________ .


CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the GWB rider on the contract anniversary every five Contract Years for the first 15 Contract Years and annually thereafter. We must receive your cancellation request within 30 days following the applicable contract anniversary in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center). The cancellation will take effect upon our receipt of your request. If cancelled, the GWB rider will terminate, we will no longer deduct the GWB rider charge, and the investment allocation restrictions and subsequent Purchase Payment restrictions described in "Purchase - Investment Allocation Restrictions Certain Riders - Investment Allocation Restrictions for the GMIB Max, EDB Max, and GWB Riders" will no longer apply. The variable annuity contract, however, will continue.


If you cancel the GWB rider on the 15th contract anniversary or any contract anniversary thereafter, we will add a Guaranteed Principal Adjustment to your Account Value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:


(a) is Purchase Payments credited within 120 days of the date that we issued the contract, reduced proportionately by the percentage reduction in Account Value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and


(b)    is the Account Value on the date of cancellation.


The Guaranteed Principal Adjustment will be added to each applicable Investment Portfolio in the ratio the portion of the Account Value in such Investment Portfolio bears to the total Account Value in all Investment Portfolios. The Guaranteed Principal Adjustment will never be less than zero.



IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. CONTRACT OWNERS WHO ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS (IF PERMITTED UNDER THE GWB RIDER; SEE "RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS" BELOW) SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. HOWEVER, BECAUSE PURCHASE PAYMENTS MADE AFTER 120 DAYS WILL INCREASE YOUR ACCOUNT VALUE, SUCH PURCHASE PAYMENTS MAY HAVE A SIGNIFICANT IMPACT ON WHETHER OR NOT A GUARANTEED PRINCIPAL ADJUSTMENT IS DUE. THEREFORE, THE GWB MAY NOT BE APPROPRIATE FOR YOU IF YOU INTEND TO MAKE ADDITIONAL PURCHASE PAYMENTS AFTER THE 120-DAY PERIOD AND ARE PURCHASING THE GWB FOR ITS GUARANTEED PRINCIPAL ADJUSTMENT FEATURE.



INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GWB investment allocation restrictions, see "Purchase - Investment Allocation Restrictions for Certain Riders - Investment Allocation Restrictions for the GMIB Max, EDB Max, and GWB Riders."


RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. While the GWB rider is in effect, you are limited to making Purchase Payments within the GWB Purchase Payment Period (see the GWB Rate Table). If the GWB rider is cancelled (see "Cancellation and Guaranteed Principal Adjustment" above) or terminated (see "Termination of the GWB Rider" below), this restriction on subsequent Purchase Payments no longer applies.


WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from Purchase Payments as described in "Expenses - Withdrawal Charge" (also see



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